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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                      87927W10
    (Title of class of securities)                            (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               SEPTEMBER 14, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 10 Pages)




NY2:\1080170\03\N5GQ03!.DOC\67793.0060

--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 2 of 10
--------------------------------------------------------------                -----------------------------------------------------
---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   ---------------------------------------------------------------------------- ------------------------------
             4          SOURCE OF FUNDS:                                                             BK, WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                          2,891,656,682
                                                                                                                 (See Item 5)
                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                     2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                 2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          54.96%
                                                                                                                  (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------




--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 3 of 10
--------------------------------------------------------------                -----------------------------------------------------

---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   -----------------------------------------------------------------------------------------------------------
             4          SOURCE OF FUNDS:                                                             WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                           See Item 5

                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                      See Item 5

---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------


                     This Amendment No. 2 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                     Pirelli, the Purchaser, Edizione Holding and, as discussed in Items 3 and 6 below, UniCredito Italiano S.p.A. ("UCI") and IntesaBCI S.p.A. ("BCI") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning the directors and officer of the Purchaser nominated by Edizione Holding has been provided by Edizione Holding.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     On September 14, 2001, Pirelli, UCI and BCI entered into an exchange of letter agreements (the "New Partners Agreement"), copies of which are filed as Exhibits 8(a) and 8(b). Pursuant to the New Partners Agreement, each of UCI and BCI (together, the "New Partners") severally agreed to purchase from Pirelli shares of the Purchaser representing 10% of the Purchaser's present share capital (and one-eighth of the number of shares of the Purchaser presently held by Pirelli) for approximately euro 120 million. After giving effect to these transactions, the share capital of the Purchaser will be held by Pirelli, Edizione Holding, UCI and BCI, respectively, in the following proportions: 60%, 20%, 10% and 10%. As of September 14, 2001, it was contemplated that the Purchaser would obtain the following funding on or before the Closing: (i) each of the four shareholders of the Purchaser would participate, proportionately, in a capital increase of approximately euro 5.2 billion (including paid-in-capital) and (ii) Pirelli and Edizione Holding would provide shareholder financing of approximately euro 800 million (in the respective proportions of 80% and 20%) on the same terms as the Purchaser will obtain from external financial institutions. The definitive funding arrangements for the Purchaser will be provided by amendment.

                     On September 19, 2001, Pirelli, Edizione Holding and the Purchaser entered into an agreement (the "Agreement with Bell Shareholders") with the following shareholders of Bell who, between them, hold a majority of the share capital of Bell (collectively, the "Majority Bell Shareholders"): Hopa S.p.A., Interbanca S.p.A., G.P.P. International S.A., Banca Antoniana Popolare Veneta Sarl. ("BAPV"), G.P. Finanziaria S.p.A., Monte dei Paschi di Siena S.p.A. ("MPS") and Unipol S.p.A. A copy of a joint press release issued by the Purchaser and the Majority Bell Shareholders on September 19, 2001 is filed as
Exhibit 9. Pursuant to the Agreement with Bell Shareholders, the Purchaser's


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
acquisition of the Olivetti Securities from Bell will occur in two stages. On September 27, 2001, the Purchaser will purchase from Bell 552,000,000 of the Olivetti Shares covered by the Purchase Agreement and, on or before October 12, 2001, the Purchaser will purchase from Bell the remaining 1,000,662,120 Olivetti Shares covered by the Purchase Agreement and all 68,409,125 Olivetti Warrants covered by the Purchase Agreement. The prices to be paid for the Olivetti Securities remain as set forth in the Purchase Agreement.

                     In the Agreement with Bell Shareholders, the Majority Bell Shareholders agreed that, on the day on which the Purchaser purchases the second tranche of Olivetti Securities (the "Second Closing Date"), they will cause Bell to purchase and pay for bonds to be issued by the Purchaser in the aggregate principal amount of the euro equivalent of Lit. 2 billion. The bonds will mature on the sixth anniversary of the Second Closing Date and bear interest at an annual rate of 1.5%, payable in cash at maturity. At maturity, the principal amount of the bonds is to be repaid by delivery to Bell of an aggregate of approximately 263,000,000 Olivetti Shares owned by the Purchaser.

                     In addition, the BAPV group has agreed to make a loan to the Purchaser on the Second Closing Date of an amount which is the euro equivalent of Lit. 500 billion and the MPS group has agreed to use its best endeavors to arrange a loan to the Purchaser on the Second Closing Date of an amount which is the euro equivalent of between Lit. 1.0 billion and 1.5 billion. Each of these loans, which will be unsecured and non-recourse to the shareholders of the Purchaser, will mature on the sixth anniversary of the Second Closing Date and bear interest at an annual rate of Euribor plus 0.50.

                     On September 20, 2001, the European Commission approved the transaction. In order to address the European Commission's competition concerns arising from the transaction, Edizione Holding has undertaken to make certain divestitures.

ITEM 4.  PURPOSE OF TRANSACTION

                     On September 20, 2001, the Purchaser publicly announced that, approval from the European Commission having been received, an outline of the industrial and financial plan for the Olivetti-Telecom Italia group would be presented to the financial community and the press on September 27, 2001. The announcement also stated that the details of the strategic plan for the Olivetti-Telecom Italia group would be completed and presented to the financial community before the end of the year.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     (a) In the New Partners Agreement, UCI and BCI represented that, as of September 13, 2001, UCI, including through its subsidiaries, owned not more than 6,616,827 Olivetti Shares and held as pledgee, with the right to vote, not more than 46,694,466 Olivetti Shares and BCI, including through its subsidiaries, owned not more than 15,129,380 Olivetti Shares and held as pledgee, with the right to vote, not more than 13,865,712 Olivetti Shares. These shares represent approximately 2.1% and 1.9%, respectively, of the total number of Olivetti Shares reported by Consob to be outstanding as of August 28, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

AGREEMENT WITH BELL SHAREHOLDERS

                     The description of the Agreement with Bell Shareholders contained in Item 3 above is incorporated herein by reference.

AMENDMENT TO SHAREHOLDERS AGREEMENT

                     On September 14, 2001, concurrently with the execution of the New Partners Agreement, Pirelli and Edizione Holding entered into a conforming amendment to the Shareholders Agreement (the "Shareholders Agreement Amendment"), a copy of which is filed as Exhibit 10. The Shareholders Agreement Amendment amends the definition of a "Key Event" entitling one party to require the other to purchase all its shares in the Purchaser at the price set forth in the Shareholders Agreement (300% of the Transfer Price). As amended, a "Key Event" is a substantial change, compared to the situation existing on September 14, 2001, in the structure of the control of Edizione Holding or Pirelli (including, for these purposes, Pirelli & C.), so that persons, other than those who currently have such power, have the power to appoint a majority of the members of its Board of Directors, with a consequent potential change in the strategic policies.

NEW PARTNERS AGREEMENT

                     Pursuant to the New Partners Agreement, Pirelli and each of the New Partners have agreed that during the initial three year term of the New Partners Agreement (described below), and to the extent permitted by law, each of the New Partners will have the right to designate one of the members of the Board of Directors of each of the Purchaser, Olivetti, Telecom Italia, Seat and TIM. During any subsequent period during which the New Partners Agreement remains in effect, the New Partners will each maintain the right to designate one member to each Board of Directors provided that they collectively hold more than 10% of the share capital of the Purchaser, but will be entitled to appoint, between them, only one member to each Board of Directors if they collectively hold 10% or less of the Purchaser's share capital.

                     Pirelli and each of the New Partners have agreed to consult with each other (and, in doing so, to act in good faith and to take all reasonable measures to reach consensus) with respect to the following (each, a "Key Issue"):

                     (a) any issue that is to be determined by an extraordinary general meeting of the Purchaser's shareholders;

                     (b) any resolution of the Board of Directors of the Purchaser with respect to (i) a determination as to how the Purchaser will vote its Olivetti Shares in any extraordinary general meeting of Olivetti's shareholders, (ii) a determination as to how the Purchaser will vote its Olivetti Shares with respect to certain resolutions relating to a tender offer for Olivetti Shares proposed in any ordinary general meeting of Olivetti's shareholders, (iii) any acquisition or disposition by the Purchaser of its own shares, (iv) any acquisition or disposition by the Purchaser of securities (including securities of Olivetti, Telecom Italia, Seat or TIM) with a value in excess of euro 100,000,000, (v) any borrowings by the Purchaser from third parties or (vi) any proposal to be submitted to any extraordinary general meeting of the Purchaser's shareholders; and

                     (c) any resolution of the Board of Directors of Olivetti or Telecom Italia with respect to (i) individual investments with a value in excess of euro 300,000,000, (ii) any acquisition or disposition by Olivetti or Telecom Italia, as applicable, of its own shares, (iii) any acquisition or disposition of the securities of any affiliate of Olivetti or Telecom Italia, as applicable, with a value in excess of euro 300,000,000, (iv) the disposition of any business unit with a value in excess of euro 300,000,000, (v) any proposal to convene an extraordinary general meeting of the shareholders of Olivetti or Telecom Italia, as applicable, for certain specified purposes, including proposing to issue securities, alter the company's share capital, effect any merger or dissolution of the company or amend its corporate purposes, (vi) transactions with related parties or (vii) transactions involving affiliates of Pirelli with a value in excess of euro 50,000,000.

                     If, despite consulting with each other as required under the New Partners Agreement, Pirelli and either or both of the New Partners are unable to reach consensus with respect to any Key Issue, then such dissenting New Partner will be required to abstain (or to cause its nominee to abstain) from voting or otherwise participating at the relevant extraordinary general meeting of shareholders or meeting of the Board of Directors. In that event, the dissenting New Partner will have the option to require Pirelli to purchase all (but not less than all) of the shares in the Purchaser that such New Partner acquired pursuant to the New Partners Agreement (the "Applicable Holding") at a price (the "Put Price") to be agreed by Pirelli and each of the New Partners, or in the absence of such agreement, to be determined by two investment banks (one of which is to be nominated by Pirelli, and the other to be nominated by the dissenting New Partner) after reflecting both the economic value of the shares and a control premium. If those two investment banks do not agree upon the Put Price within 30 business days of their appointment, it is to be determined by a third investment bank (to be selected by the other two investment banks or, in the event that they are unable to agree, by the President of the Milan Tribunal). In no event is the Put Price to be (i) lower than the price paid by the New Partner to acquire the Applicable Holding, less the aggregate amount of any dividends received from the Purchaser with respect thereto (the "Floor Limitation") or (ii) higher than a price calculated on the assumption that the Purchaser has experienced an annual gross internal rate of return of 15%, before tax, less the aggregate amount of dividends received from the Purchaser with respect to the Applicable Holding (the "Cap Limitation").

                     Pirelli and its affiliates are prohibited from acquiring shares in Olivetti (or certain other securities that are convertible into, or exercisable for, such shares). Each of the New Partners and their respective affiliates are prohibited from acquiring and holding any such shares or other securities (not already held) which represent in excess of 0.4% of the share capital of Olivetti. In addition, the Purchaser is prohibited from purchasing any such shares or other securities if, as a result thereof, the aggregate number of such shares or other securities held, or deemed to be held under Italian law, by the Purchaser would exceed the threshold (which is currently 30% of the share capital of Olivetti) that, under Italian law, would require the Purchaser to make a public offer for the securities of Olivetti.

                     The New Partners Agreement will become void ab initio if the Closing Date has not occurred by January 31, 2002. Otherwise, the New Partner Agreement will remain in effect for a period of three years, and if no party thereto gives a notice of withdrawal in the manner prescribed in the New Partners Agreement, it shall automatically be renewed for successive periods of two years.

                     If Pirelli notifies the New Partners of its intention to withdraw from the New Partners Agreement, then each of the New Partners will have the option to require Pirelli to purchase all (but not less than all) of its Applicable Holding at a price equal to the Put Price and subject to the Floor Limitation and the Cap Limitation. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of the initial three year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price shall not take any control premium component into account. If either (or both) of the New Partners notifies Pirelli of its intention to withdraw from the New Partners Agreement upon the expiration of any subsequent two year term of the New Partners Agreement, then Pirelli will have the option to require such withdrawing New Partner to sell to Pirelli all (but not less than all) of such withdrawing New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price and subject to the Floor Limitation and the Cap Limitation.

                     If Pirelli & C. ceases to be in a position to control Pirelli, then each of the New Partners will have the right to sell to Pirelli all (but not less than all) of such New Partner's Applicable Holding at a price equal to the Put Price, subject to the Floor Limitation and the Cap Limitation. In the event that Pirelli intends to dispose of any of its shares in the Purchaser with the result that Pirelli would hold less than a majority of the Purchaser's share capital, each of the New Partners will be entitled to (i) receive notice of such intention and (ii) require Pirelli to purchase from it all (but not less than all) of such New Partner's Applicable Holding at a price to be determined in the same manner as the Put Price, except that the calculation of such price will be subject to the Floor Limitation, but not the Cap Limitation.

                     Additional information about the New Partners Agreement contained in Item 3 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         8.       (a) Letter, dated September 14, 2001, from UCI and BCI to
                      Pirelli [English translation];

                  (b) Letter, dated September 14, 2001, from Pirelli to UCI and
                      BCI [English translation];


         9. Joint Press Release, dated September 19, 2001, issued by the Purchaser and the Majority Bell Shareholders [English translation]

         10. Amendment, dated September 14, 2001, to the Shareholders Agreement among Pirelli and Edizione Holding [English translation]

                                    SIGNATURE

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 21, 2001

                              PIRELLI S.p.A.

                              By: /s/ Anna Chiara Svelto
                                  ------------------------------------------
                                  Name: Anna Chiara Svelto
                                  Title: Attorney-in-fact




                              OLIMPIA S.p.A.

                              By: /s/ Luciano Gobbi
                                  ------------------------------------------
                                  Name: Luciano Gobbi
                                  Title: Director and Attorney-in-fact

                                 EXHIBIT INDEX


     Exhibit No.                          Description
     -----------                          -----------

         8.       (a) Letter, dated September 14, 2001, from UCI and BCI to
                      Pirelli [English translation];

                  (b) Letter, dated September 14, 2001, from Pirelli to UCI and
                      BCI [English translation];

         9. Joint Press Release, dated September 19, 2001, issued by the Purchaser and the Majority Bell Shareholders [English translation]

         10. Amendment, dated September 14, 2001, to the Shareholders Agreement among Pirelli and Edizione Holding [English translation]